ALBERTA	Articles Of Amendment Business Corporations Act Section 29 or 177
1. Name of Corporation	2. Corporate Access Number
OCEAN VENTURES INC.	207177312
3. Item number __1__________ of the Articles of the above named corporation is amended in accordance with Section _173(1)____________ of the Business Corporations Act as follows:

The name of the Corporation is hereby changed to Digital Youth Network Corp.

RAYMOND MOL Name of Person Authorizing (please print)	/s/ Raymond Mol Signature

CEO Title (please print)	July 15, 2004 Date

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 - 102 Street, Edmonton, Alberta T5J 4L4 (780) 422-7330.

OCEAN Articles of Amendment for name change